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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.3)*

Centex Construction Products, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

15231R 10 9

(CUSIP Number)

Raymond G. Smerge
2728 North Harwood
Dallas, Texas 75201
(214)981-6530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer
Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
Signature
EXHIBIT INDEX
EX-99.1 Amended/Restated Distribution Agreement
EX-99.2 Amended/Restated Agreement/Plan of Merger

CUSIP NO. 15231R 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Centex Corporation 75-0778259

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization Nevada

	7.	Sole Voting Power 11,962,304
Number of

Shares	8.	Shared Voting Power None

Beneficially

Owned by Each	9.	Sole Dispositive Power 11,962,304

Reporting

Person	10.	Shared Dispositive Power None

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,962,304

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11) 64.29%

14.	Type of Reporting Person (See Instructions) CO

Amendment No. 3 to Schedule 13D

     This Amendment No. 3 amends and supplements the Schedule 13D originally filed by Centex Corporation (“Centex”) on March 26, 1997, as amended by Amendment No. 1 thereto, dated June 10, 1997, and Amendment No. 2 thereto, dated July 22, 2003.

Item 1. Security and Issuer

     The title of the class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share (“Common Stock”), of Centex Construction Products, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2728 North Harwood, Dallas, Texas 75201.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby restated in its entirety as follows:

     On November 4, 2003, (i) Centex and the Issuer entered into an Amended and Restated Distribution Agreement, a copy of which is attached hereto as Exhibit 99.1 (the “Distribution Agreement”), and (ii) Centex, ARG Merger Corporation, a wholly owned subsidiary of Centex (“Merger Sub”), and the Issuer entered into an Amended and Restated Agreement and Plan of Merger, a copy of which is attached hereto as Exhibit 99.2 (the “Merger Agreement”), each of which were originally entered into as of July 21, 2003, and filed as exhibits to Amendment No. 2, dated July 22, 2003, to Schedule 13D. A description of the terms and effects of the Distribution Agreement and the Merger Agreement is included in Item 4 of the Amendment No. 2, dated July 22, 2003, to Schedule 13D. The Distribution Agreement and the Merger Agreement were amended in order primarily to reflect minor changes relating to the nature of the certain corporate governance and other proposals to be submitted for stockholder approval. The Distribution Agreement and the Merger Agreement are incorporated by reference into this Item 6 and the forgoing description is qualified in its entirety by reference to the Distribution Agreement and the Merger Agreement.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

99.1	Amended and Restated Distribution Agreement, dated as of November 4, 2003, between Centex Corporation and Centex Construction Products, Inc.

99.2	Amended and Restated Agreement and Plan of Merger, dated as of November 4, 2003, among Centex Corporation, ARG Merger Corporation and Centex Construction Products, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTEX CORPORATION

By:	/s/ RAYMOND G. SMERGE

Name: Raymond G. Smerge

Title: Executive Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Amended and Restated Distribution Agreement, dated as of November 4, 2003, between Centex Corporation and Centex Construction Products, Inc.

99.2	Amended and Restated Agreement and Plan of Merger, dated as of November 4, 2003, among Centex Corporation, ARG Merger Corporation and Centex Construction Products, Inc.